Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Algorhythm Holdings, Inc. (f/k/a The Singing Machine Company, Inc.) on Amendment No. 1 to Form S-1 (File No. 333-283178) of our report dated April 15, 2024, which includes an explanatory paragraph as to the Algorhythm Holdings, Inc.’s ability to continue as a going concern, with respect to our audit of the financial statements of Algorhythm Holdings, Inc. as of December 31, 2023 and for the nine-month transition period from April 1, 2023 through December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

November 25, 2024